

December 13, 2012

<u>Via U.S. Mail</u>
Mr. Paul Tidwell
President and Chief Executive Officer
Innocap, Inc.
120 E Austin Street, Suite 202
PO Box 489
Jefferson, TX 75657

> RE: **Innocap, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed May 15, 2012**
> **Forms 10-Q for the Quarters Ended April 30, 2012 and July 31, 2012**
> **Filed June 11, 2012 and September 13, 2012**
> **File No. 0-50612**

Dear Mr. Tidwell:

We have reviewed your response letter dated October 16, 2012, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Item 9A. Controls and Procedures</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page 17</u>

1. We note your responses to the comments included in our letter dated September 20, 2012. Please be advised that disclosure controls and procedures and internal control over financial reporting are separate concepts which must each be evaluated. Additionally, it still does not appear that your management has completed its assessment of internal control over financial reporting as of January 31, 2012. If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Evaluation of Disclosure Controls and Procedures, page 16

2. Please clarify to us how your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of the end of the fiscal year covered by the report, given management's failure to perform or complete its report on internal control over financial reporting.

Form 10-Q

Item 4. Controls and Procedures, page 11

3. We note that you included management's assessment of internal control over financial reporting as of April 30 and July 31, 2012, which is not required in a Form 10-Q. However, your disclosure includes the following "management determined that the Company's internal control over disclosure controls and procedures and financial reporting as of April 30, 2012 was effective". Similar disclosure was made as of July 31, 2012. As stated in the comment above, disclosure controls and procedures and internal control over financial reporting are not the same thing. Please revise to clearly present the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant